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September 5, 2013

VIA EDGAR

Daniel F. Duchovny
Special Counsel, Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628, 100 F Street, N.E.
Washington, D.C. 20549

Re:	Office Depot, Inc.
Schedule 13D/A
Filed August 23, 2013 by Starboard Value and Opportunity Master Fund Ltd., et al. (“Starboard”)
File No. 001-10948

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 26, 2013 (the “Staff Letter”), with regard to the settlement agreement entered into between Starboard and Office Depot, Inc. (“Office Depot” or the “Company”) in connection with the Company’s 2013 Annual Meeting of Shareholders (the “2013 Annual Meeting”).  You have requested our legal analysis of Starboard’s compliance with Rule 14a-4(e) as it relates to the decision not to vote any Gold proxy cards representing shares owned by unaffiliated third parties at the 2013 Annual Meeting.

By way of background, on June 25, 2013, the Court of Chancery of the State of Delaware issued a court order compelling Office Depot to hold its 2013 Annual Meeting on August 21, 2013.  During the week leading up to the 2013 Annual Meeting, Starboard and the Company engaged in settlement discussions in furtherance of amicably resolving the proxy contest.  It was not until the evening of August 20, 2013 that the parties ultimately reached a settlement agreement.  Earlier that day, several of the Company’s largest shareholders (who had provided proxies to Starboard) had urged both Starboard and the Company to work out their differences and reach a settlement in the best interests of the Company’s shareholders.  The settlement agreement that was ultimately reached reflected, in substance, the views of such shareholders with regard to board composition and certain other matters in connection with the pending merger between Office Depot and OfficeMax Incorporated (the “OfficeMax Merger”).

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

September 5, 2013

As soon as the settlement agreement was reached on the evening of August 20, 2013, Starboard and Office Depot made every effort to inform shareholders of this new development as promptly as practicable.  A joint press release was issued that evening within an hour after the parties exchanged their signature pages to the settlement agreement.  Specifically, the joint press release disclosed that Starboard had agreed to withdraw its proxy solicitation and to vote the Company’s White proxy card in favor of the Company’s director candidates.  Furthermore, the parties announced in their joint press release that any shareholders who have already voted Starboard’s Gold proxy card and who wish to have their votes counted in the election may submit a later-dated vote on the White proxy card.  Shareholders with any questions were urged to contact the Company’s proxy solicitor at the phone number that was included in the joint press release.  The Company followed up the joint press release at 6am the following morning with a Form 8-K filing to disclose the material provisions of the settlement agreement.  To further accommodate any shareholders wishing to change their vote, Company counsel assured us that it would keep the polls open for as long as necessary to allow additional time at the 2013 Annual Meeting for shareholders to vote on the Company’s White proxy card.

Unlike other proxy contests, this one involved a court-ordered meeting and additional time sensitivities in connection with the OfficeMax Merger, specifically as related to the pending change in the composition of the CEO Selection Committee.  Under the court order, the 2013 Annual Meeting could not be adjourned without the consent of both Starboard and Office Depot.  Starboard requested the Company to adjourn the 2013 Annual Meeting as part of the settlement, but Company counsel informed us that it was not comfortable adjourning the 2013 Annual Meeting for any period of time in light of the court order and so as not to further delay or disrupt the OfficeMax Merger processes and mechanics that were underway.  Accordingly, the 2013 Annual Meeting was required to be held on August 21, 2013.

The Staff is questioning Starboard’s compliance with Rule 14a-4(e) as relates to Starboard’s decision not to present and vote the shares represented by the Gold proxy card at the 2013 Annual Meeting.  We respectfully submit to the Staff our view that Starboard was not compelled by Rule 14a-4(e) to vote the shares represented by the Gold proxy card at the 2013 Annual Meeting.  Pursuant to the settlement agreement entered into by the parties on the eve of the 2013 Annual Meeting, Starboard agreed, among other things, (i) to immediately terminate the proxy contest, (ii) to withdraw (and not resubmit) the proxy solicitation commenced, and (iii) not to nominate or recommend for nomination any person for election at the 2013 Annual Meeting.  A press release issued promptly following the settlement agreement informed shareholders that Starboard had withdrawn its proxy solicitation and, therefore, since Starboard had agreed that it would not be nominating its slate of candidates at the 2013 Annual Meeting, any shareholders who have already voted the Starboard Gold proxy card and who wish to have their votes counted in the election may submit a later-dated vote on the White proxy card.  Not only would it have violated the terms of the settlement agreement for Starboard to nevertheless vote the shares represented by the Gold proxy card at the 2013 Annual Meeting, but such votes would have had no effect on the outcome of the election of directors since Starboard had withdrawn its nominees from consideration.

Furthermore, Starboard believed that the outcome provided for under the settlement agreement reflected the views of the holders of a significant percentage of the Company’s outstanding shares, as represented by Gold proxies that had been provided to Starboard by shareholders, thereby alleviating any concerns that some shareholders may not be able to change their votes in time to support the resulting unopposed slate of directors up for election the following day.  Such shareholders had been urging the parties in the days leading up to the 2013 Annual Meeting to negotiate an amicable resolution to the proxy contest.  The settlement that was ultimately reached largely reflected these shareholders’ sentiments on board composition, the inclusion of Starboard nominees on the pro-forma board following the completion of the OfficeMax Merger and the inclusion of a Starboard nominee on the CEO Selection Committee.

The settlement agreement and the board composition it provides for at Office Depot is therefore a result of effective shareholder franchise at work and is a product of shareholders having exercised their full and unencumbered voting rights in a contested solicitation.  We believe Starboard complied with the proxy rules, including Rule 14a-4(e), in facilitating the desired board change at Office Depot.  Furthermore, Starboard did not have the ability to require the 2013 Annual Meeting to be adjourned without the consent of Office Depot.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman

cc:           Jeffrey C. Smith
Steve Wolosky